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15027446

SECURI ION

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SEC Mail Processing Section
RECEIVED
AUG 28 2015
Wash., DC
188

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69210

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2014 (MM/DD/YY) AND ENDING June 30, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GBI Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1325 Avenue of the Americas, 7th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin G. Breard, CPA 818-886-0940
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith + Browm, PC
(Name – *if individual, state last, first, middle name*)

One Spring Street	New Brunswick	NJ	08901
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLIC

OATH OR AFFIRMATION

I, Kevin G. Breard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GBI Capital, Inc., as of June 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMY L. HAGIU
Commission # 2028486
Notary Public - California
Los Angeles County
My Comm. Expires Jun 11, 2017

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GBI Capital, Inc.
Financial Statements
June 30, 2015

Contents

WithumSmith+Brown, PC
AUDIT • TAX • ADVISORY

One Spring Street
New Brunswick, New Jersey 08901 USA
732 828 1614 . fax 732 828 5156
www.withum.com

Additional offices in New Jersey, New York,
Pennsylvania, Massachusetts, Florida,
Colorado and Grand Cayman

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directions and Shareholder of
GBI Capital, Inc.

We have audited the accompanying statement of financial condition of GBI Capital, Inc. (the "Company"), as of June 30, 2015. This financial statement is the responsibility of GBI Capital, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of GBI Capital, Inc. as of June 30, 2015, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

New Brunswick, NJ
August 24, 2015

GBI Capital, Inc.

Statement of Financial Condition

June 30, 2015

Assets

Cash	$	39,851
Other assets		1,409
Total assets	$	41,260

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	10,000
Payable to related party		1,377
Total liabilities		11,377
Stockholder's equity		
Common stock, $0.001 par value, 100 shares authorized 100 shares issued and outstanding		
Additional paid-in capital		135,494
Accumulated deficit		(105,611)
Total stockholder's equity		29,883
Total liabilities and stockholder's equity	$	41,260

The accompanying notes are an integral part of this financial statement.

GBI Capital, Inc.

Notes to Financial Statements

June 30, 2015

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

GBI Capital, Inc. (the "Company") was incorporated in the State of Delaware on November 11, 2012 and was approved as a broker-dealer by the Financial Industry Regulatory Authority ("FINRA") on February 5, 2014. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of FINRA, and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of Gold Bullion International, LLC (the "Parent").

The Company will engage in business as a securities broker-dealer to provide the following services: distributing mutual funds, providing investment advisory services and private placements of securities.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company will conduct business on a fully disclosed basis and will not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

Basis of Presentation

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is required to file income tax returns in both federal and state tax jurisdictions and filed under the C-Corporation status. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it intends to operate in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. The statute of limitations for state

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Revenue Recognition

The Company will record commission income on a trade-date basis. Clearing costs and other fees incurred in the execution of customer-directed trades will also be recorded on a trade-date basis.

Fair value measurement

FASB ASC 820, Fair Value Measurement and Disclosures has no material effect on these financial statements.

Regulatory

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the Financial Industry Regulatory Authority, which has been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

Note 2: RELATED PARTY TRANSACTIONS

The Company has entered into a written agreement, as amended to date (the "Management Agreement") with the Parent pursuant to which the Parent will make certain personnel and facilities available to the Company to the extent necessary. Certain expenses incurred by the Company are allocated to the Parent under the Management Agreement; however, under FINRA rules certain expenses of the Company must be paid directly by the Company. The Company and the Parent have also entered in a sublease agreement pursuant to which the Parent subleases certain premises to the Company. For the period ended June 30, 2015, the Parent allocated a percentage of the rent and certain other overhead expenses to the Company in the amount of $38,362.

Note 3: CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a Joss.

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits expose the Company to concentrations of credit risk. Balances throughout the year did not exceed the maximum coverage provided by the FDIC on insured depositor accounts.

Note 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3- l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2015, the Company had net capital of $28,474 which was $23,474 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.39 to 1.

GBI Capital, Inc.

Notes to Financial Statements

June 30, 2015

Note 4: NET CAPITAL REQUIREMENTS (Continued)

was $23,474 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.39 to 1.

Note 5: SUBSEQUENT EVENTS

Subsequent events have been evaluated through August 24, 2015 and no subsequent events have been identified which require disclosure.